Exhibit No. 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2014 through May 31, 2018 and August 31, 2018

	Three Months Ended	Year Ended May 31,
	August 31, 2018	2018	2017	2016	2015	2014
Ratio of Earnings to Fixed Charges [1]	4.09	4.31	3.08	5.36	5.29	5.34

[1] Calculated as follows:	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Three Months Ended	Year Ended May 31,
(All numbers in thousands)	August 31, 2018	2018	2017	2016	2015	2014
Income before income tax	91,938	417,048	244,333	483,466	453,253	424,487
Fixed charges	29,713	125,979	117,387	110,851	105,549	97,918
Total	121,651	543,027	361,720	594,317	558,802	522,405